Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements and financial statement schedule of Civitas Solutions, Inc. (which report included an explanatory paragraph regarding the Company’s change in method of testing goodwill for impairment for its fiscal 2017 annual impairment test as of July 1, 2017 due to the adoption of Accounting Standards Update 2017-04, “Simplifying the Test for Goodwill Impairment”), and the effectiveness of Civitas Solutions, Inc.’s internal control over financial reporting dated December 12, 2017, appearing in the Annual Report on Form 10-K of Civitas Solutions, Inc. for the year ended September 30, 2017.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

December 12, 2017